Exhibit 99.1

300 – 900 West Hastings Street
Vancouver, British Columbia
V6C 1E6

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting of the shareholders (the “Meeting”) of Lithium Americas Corp. (the “Company”) will be held on Wednesday, June 26, 2019 at 1:00 p.m. (Pacific Time), at the offices of Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, BC V6C 3E8, for the following purposes:

1.	to receive the audited consolidated financial statements for the year ended December 31, 2018, together with the auditor’s report thereon;
2.	to set the number of directors at nine (9) for the ensuing year;
3.	to elect nine (9) directors of the Company for the ensuing year;
4.

to re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;

5.

to consider, and if thought fit, pass an ordinary resolution, the full text of which is set forth in the Management Information Circular accompanying this Notice, to approve the unallocated entitlements under the Company’s equity incentive plan all as more particularly described therein;

6.

to consider, and if thought fit, pass an ordinary resolution, the full text of which is set forth in the Management Information Circular accompanying this Notice, to approve the issuance of certain equity incentive grants and all as more particularly described therein;

7.

to consider, and if thought fit, pass an ordinary resolution by holders of the Company’s common shares entitled to vote on such resolution in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions and, to the extent necessary, in accordance with the requirements of the Toronto Stock Exchange, the full text of which is set forth on Schedule B in the management information circular accompanying this Notice, to approve the Project Investment, as such term is defined, and all as more particularly described, therein; and

8.	to transact such other business as may properly be put before the Meeting.

The Board of Directors has fixed the close of business on Thursday, May 9, 2019 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Meeting or any adjournment or postponement thereof (the “Record Date”). Only shareholders whose names have been entered in the register of shareholders as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

A management information circular and form of proxy (the “Meeting Materials”) accompany this notice of meeting and form part of this notice.

A registered shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s Common Shares will be voted at the Meeting is requested to complete, date and execute the enclosed form of proxy and deliver it to Computershare Investor Services Inc. (“Computershare”) in accordance with the instructions set out in the Meeting Materials. Additionally, Shareholders may submit their vote over the internet, by fax or telephone by following the instructions found on the form of proxy. If a shareholder does not deliver a proxy to Computershare by 1:00 p.m. (Pacific Time) on Monday, June 24, 2019 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Meeting at which the proxy is to be used, then the shareholder will not be entitled to vote at the Meeting by proxy.  Late proxies may be accepted or rejected by the Chairman of the Meeting by waiving the deadline in his sole discretion.

Non-registered shareholders (beneficial owners) should complete and return the voting instruction form or proxy provided to them by their broker or other intermediary in accordance with the specific instructions, and by the deadline specified therein. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

The circular will be available on SEDAR at www.sedar.com and can also be found on the Company’s website at lithiumamericas.com

If you have any questions or require assistance with voting, please contact Laurel Hill Advisory Group, by telephone at 1-877-452-7184 toll-free in North America, 416-304-0211 for collect calls outside of North America or by email at assistance@laurelhill.com.

DATED at Vancouver, British Columbia, the 27th day of May, 2019.

ON BEHALF OF THE BOARD

“George Ireland”

George Ireland

Chairman of the Board